                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                or 12 (g) of the Securities Exchange Act of 1934


                              CONTESSA CORPORATION
      ------------------------------------------------------------------
                (Name of Small Business Issuer in Its Charter)


               Delaware                                    65-0656268
-------------------------------------                -----------------------
  (State of Other Jurisdiction of                       (I.R.S. Employer
  Incorporation or Organization)                       Identification No.)

2700 West Cypress Creek Rd., Suite C103
   Fort Lauderdale, Florida 33309                            33309
-------------------------------------                -----------------------
(Address of Principal Executive Offices)                   (Zip Code)



                                (954) 973-7779

             (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                          Name of Each Exchange on Which
     to be so Registered                          Each Class is to be Registered
     -------------------                          ------------------------------

           None                                                 None
-------------------------------------             ------------------------------


       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.0001 per share
                -----------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Business.

     (a)  Business Development.


     Contessa Corporation (hereinafter referred to as the "Company" and/or the "Issuer"), a Delaware corporation, was formed on March 7, 1996 under the name United Health Management, Inc. to operate as a managed health care provider. On September 16, 1997, the board of directors of the Company changed the business of the Company to that of a holding company, and subsequently changed its name to Contessa Corporation. In September of 1997, the Company acquired all of the issued and outstanding shares of Gastronnomia Bocca Di Rossa, Inc. ("GBDR"), a Florida corporation, in exchange for 562,500 shares of its common stock, $.0001 par value (the "Acquisition"). As a result, GBDR became the wholly-owned subsidiary of the Company. Prior to the Acquisition, GBDR was a wholly owned subsidiary of Giuditta Investments, Inc. an affiliate of Mr. Pietro Bortolatti, and a corporation organized under the laws of Florida.

     (b)  Business of the Issuer.


     The Company is a holding company, the principal assets of which are the capital stock of Gastronnomia Bocca Di Rosa, Inc. ("GBDR"). At present, the Company conducts no business on its own independent of GBDR. At the time of its acquisition, GBDR was to be the basis for the Company's restaurant operations. Development of the restaurant operations has proceeded behind schedule and the Company has incurred greater costs than it had anticipated. As a result, the Company has decided to abandon the restaurant development effort. The Company has entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") under which Mr. Bortolatti would receive back the shares of GBDR formerly held by his affiliate, Giuditta Investments, Inc. and in exchange therefor, would surrender the shares of the Company that he received in the Acquisition. The consummation of the Stock Purchase Agreement is subject to several contingencies and conditions and will be completed when these are satisfied.


     GBDR was to be engaged in the operation of an Italian delicatessen/cafe, to be called "Bocca Di Rosa Gastronnomia" ("Gastronnomia"). Gastronnomia was intended to be an informal restaurant/ delicatessen/bakery/ featuring take-out, catering, deliveries, as well as on site dining. The restaurant was to offer both indoor and outdoor dining in a rustic setting, with an open, elevated kitchen. The hours of operation were to be principally during the
day, with an early dinner service until 8:00 pm.    The opening of Gastronnomia
was originally scheduled for November 30, 1998. Due to unforeseen delays and difficulties of various types, Gastronnomia has never opened. According to Mr. Bortolatti, successfully bringing the project to completion would require additional investment by the Company of approximately $200,000. The Company has determined that it is not in its best interest to continue the development process and has therefore decided to abandon the restaurant operations.
Base lease payments of $63,204 plus additional lease payments in respect of allocated real estate taxes and insurance will remain the obligation of GBDR, however, upon the consummation of the sale under the Stock Purchase Agreement the Company will have no interest in GBDR, and consequently, will have no obligation with respect to the lease.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the Period from inception (March 7, 1996) to December 31, 1998 and for the three months ended March 31, 1999.

Forward-Looking Statements

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this Form 10-SB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will be dependent on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, availability of trained personnel and changes in regulations.
There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

Development stage activities.

     The Company has been a development stage enterprise since its inception March 7, 1996 to December 31, 1998 and for the three months ended March 31, 1999. During this period, management had devoted the majority of its efforts to construction of the restaurant, pursuing and finding a management team to continue the process of completing its marketing goals, obtain sufficient working capital through officer loans and private placements. These activities were funded by the Company's management aggregating $127,432 through December 31, 1998 and $152,044 through March 31, 1999 and investments from stockholders aggregating $318,902 through March 31, 1999. The Company has expended funds to purchase restaurant equipment aggregating $132,148 through March 31, 1999, paid out $109,363 in restaurant pre-opening expenses, paid security deposits of $10,533 and paid $206,803 in general and administrative expenses for the period from inception, March 7, 1996, through March 31, 1999. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness or to fund its food service related expenses.

Results of Operations for the period from the Company's inception March 7, 1996 through March 31, 1999.

          For the period from the Company's inception March 7, 1996 through March 31, 1999, (a period of approximately 36 months), the Company generated net sales of approximately $-0-.


          The Company's gross profit on sales was approximately -0-% for the period from March 7, 1996 through March 31, 1999.


          The Company's overhead costs aggregated approximately $361,166 for the period from inception March 7, 1996 through March 31, 1999. Of these initial start up costs, $155,362 is attributed to a consulting contracts for an unrelated business operated prior to the Company's entrance into the restuarant business, $109,363 in restaurant pre-opening expenses, an aggregate of $84,751 in rent and real estate taxes and an additional $11,690 related to administrative costs of organizing the building of the new restaurant.

Liquidity and capital resources.


     The Company increased liquidity by $4,290 from a cash balance at the Company's inception of $1,000. The Company has been funded through the process of selling shares of common stock through various private placements aggregating $301,037 for the period, March 7, 1996 to March 31, 1999 which includes a private placement to fund the new venture of $18,902 during 1998, and received loans from officers amounting to $152,044 through March 31, 1999.


     The Company expended an aggregate of $132,148 for equipment and furnishings, $10,533 in security deposits, and paid an aggregate of $109,363 in pre-opening expenses which has been charged to operations.


     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $316,166 for the period from inception March 7, 1996 to March 31, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company plans to engage in such ongoing financing efforts on a continuing basis.

Item 3.  Description of Properties.

     The Company's executive offices are currently located at 2700 West Cypress Creek Road, Suite C-103, Fort Lauderdale, Florida 33309. This space is currently provided free of charge to the Company by Stanley Markofsky, the brother of Ian Markofsky, who is the sole shareholder of Viking Investment Group II, Inc. See Item 4.

     GBDR prior to its acquisition by Contessa had entered into a lease dated July 1, 1997 with Carolyn Meredith for 1,832 square feet of retail space at 2808 Bird Avenue (the "Premises A") and 916 square feet of retail space at 2806 Bird Avenue (the "Premises B"), both in Coconut Grove, Florida (collectively the "Premises"). The lease term was for ten (10) years, beginning July 1, 1997. The Premises includes on-site parking.

     The annual rent for Premises A for the first three years is $42,136, payable in equal monthly installments of $3,511.33. Beginning on May 1, 1998, the annual rent for Premises B for the first three (3) years is $21,068, payable in equal monthly installments of $1,755.66. The rent payable for years four through twenty is incremented by a cost of living increase. The lease provides for the a ten (10) year extension. The lease also requires the lessee to pay additional rent, which amount represents the lessee's proportionate share of real estate taxes and insurance. The amount of additional rent owed by the lessee for the first year of the lease was $10,764, payable in equal monthly installments of $897.00. The lessee's share of the aggregate additional rent is 31.5% of the total yearly costs for real estate taxes and insurance. The Company has paid a security deposit of $10,533.99. Upon the consummation of the Stock Purchase Agreement, lease obligations will remain the obligation of GBDR which will be wholly owned by Mr. Bortolatti. The Company will have no further obligations with respect to the lease.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     (a)  Security Ownership of Certain Beneficial Owners.

                                    Name and                  Amount and
     Title of                       Address of                 Nature of          Percentage
      Class                      Beneficial Owner        Beneficial Ownership      of Class*
     --------                    ----------------        --------------------      ---------
 Common Stock, par           Anthony Markofsky/(1)(2)/     300,000 shares           10.46%
   value $.0001 per share    c/o Contessa Corporation      Direct

 Common Stock, par           Viking Investment Group II,   525,000 Shares/(2)/
   value $.0001 per share    Inc.;  630 Third Avenue
                             New York, NY 10017            Direct                   18.31%


 Common Stock, par           Parenteau Corporation         525,000 shares/(2)/          18.31%
   value $.0001 per share    4446 St. Laurent Blvd.        Direct
                             Suite 801
                             Quebec, Canada W2W 125

 Common Stock, par           Giuditta Investment, Inc.      562,500 shares/(2)/         19.62%
   value $.0001 per share    2833 Bird Avenue               Direct
                             Coconut Grove, FL 33133


-------------

*     Based on 2,866,506 shares issued and outstanding.
/(1)/ Ian Markofsky is the President and sole shareholder of Viking Investment
      Group II, Inc.  Mr. Markofsky is the father of Anthony Markofsky.

/(2)/ After giving effect to the consummation of the Stock Purchase Agreement, Mr. Markofsky's holdings will comprise 13.02%, Viking Investments Group II, Inc.'s holdings will comprise 22.79%, and Parenteau Corporation's holding will comprise 22.79% of the Company's common stock based on 2,304,006 shares outstanding. The stock held by Giuditta Investments, Inc., an affiliate of Pietro Bortolatti shall be transferred back to the Company. Parenteau Corporation is a Delaware corporation wholly-owned by Mr. Francois Parenteau.


     The Company has not contacted stock brokerage firms holding shares of the Company's Common Stock in "street name" to determine whether there are additional substantial shareholders of the Company.

     (b) Security Ownership of Management.

     The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:

                                  Name and              Amount and
   Title of                     Address of              Nature of              Percentage
    Class                     Beneficial Owner     Beneficial Ownership          of Class*
  ---------                 -------------------    --------------------        -----------
Common Stock, par           Thomas Knudson              0 shares                     0
 value $.0001 per share

Common Stock, par           David Rector                0  shares                    0
  value $.0001 per share    Director
                            c/o Contessa Corporation

Common Stock, par           Anthony Markofsky           300,000 shares              10.46%
  value $.0001 per share    Secretary & Director
                            c/o Contessa Corporation

Common Stock, par           Adam S. Gottbetter /(3)/    50,000 shares                1.74%
   value, $.0001 per share  Assistant Secretary
                            Kaplan Gottbetter & Levenson, LLP Indirect
                            630 Third Avenue, 5/th/ Floor
                            New York, NY 10017


Common Stock, par              All Officers and Directors        875,000 shares                  30.52%
   value $.0001 per share      (4 persons)

-----------------


*  Based on 2,866,506 shares currently issued and outstanding.

(1) Mr. Ian Markofsky holds his shares through an affiliated corporation, Viking Investment Group II, Inc.

(2) After giving effect to the consummation of the Stock Purchase Agreement, Mr. Ian Markofsky's indirect holding will comprise 22.79%, Mr. A. Markofsky's holding will comprise 13.02% and Mr. Gottbetter's holding will comprise 2.17% of the Company's common stock, each based on 2,304,006 shares outstanding.
(3) Mr. Gottbetter is a partner in the law firm of Kaplan Gottbetter & Levenson, LLP, which owns 50,000 shares of common stock of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     (a) The Directors and Executive Officers of the Company are as follows. Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board.

     Thomas E. Knudson, 42, President, Treasurer and Director.

     Mr. Knudson has served as a director of the Company since inception
and has served as President of the Company since July 1996.   Prior to that
time, Mr. Knudson was a principal of several entrepreneurial ventures including serving as Secretary of Leadville Development Corp., a commercial real estate developer (1990 until June 1996), President and owner of Cocobianco, a clothing importer and retailer (1986 to 1996) and Principal of Fast Incorporated, a BMW dealership, all located in and around Sun Valley, Idaho. Mr. Knudson served as Vice President of Sales of Tamboril Cigar Company ("Tamboril") from June 1996 to August 4, 1998, and served as a Director of Tamboril from October 1996 to August 4, 1998.

     Anthony Markofsky, 30, Secretary and Director

     Mr. Markofsky has served as Secretary and a Director of the Company since inception. During the period April 1997 to January, 1999, Mr. Markofsky served as President and Chief Executive Officer of Tamboril. Mr. Markofsky served as
a Director of Tamboril from October 1996 to January 1999.   Prior to these
positions with Tamboril, Mr. Markofsky served as Vice President and Sales Administration Manager of Tamboril from March 1996 to April 1997. From April 1995 to January 1996, Mr. Markofsky served as a consultant to Intercare Inc., a medical management company. From April 1991 to April 1995, he held various
positions with CareFlorida Inc., a health maintenance organization.   Mr.
Markofsky's father is Ian Markofsky,

President and sole shareholder of Viking Investment Group II., Inc., an affiliate of the Company by virtue of its shareholdings in the Company.

     Adam S. Gottbetter, 30, Assistant Secretary

     Adam S. Gottbetter has served as the Assistant Secretary of the Company since inception. Mr. Gottbetter received his J.D. from the Benjamin N. Cardozo School of Law and his B.S. in Finance from the School of Business and Economics at Lehigh University. Since 1992, Mr. Gottbetter has developed, negotiated, structured and closed equity and debt investments with both public and private companies on behalf of both issuers and investors. From 1992 to 1993 he was an associate with the law firm of Paul B. Gottbetter, Esq. in New York. In 1993, Mr. Gottbetter co-founded the law firm of Kaplan & Gottbetter, predecessor to Kaplan Gottbetter & Levenson, LLP, which was formed in 1996. As an attorney, Mr. Gottbetter specializes in corporate finance and securities matters for public companies and private companies which may be candidates for the public market. Mr. Gottbetter is a member of the Finance Committee for Compost America Holding Company, Inc., a publicly-traded waste management company. He is admitted to the practice of law in the States of New York and Connecticut.

     David S. Rector, 51, Director.

     Mr. Rector has served as a Director of Contessa Corporation since June 1998. Mr. Rector was a director of Tamboril Cigar Company ("Tamboril") from August, 1996 to January 1999. From August 1996 to March 1997, Mr. Rector was also Executive Vice President and General Manager of Tamboril, where he was instrumental in organizing Tamboril's operations and administration. Mr. Rector was appointed Secretary of Tamboril in June of 1997. Over the past two decades, Mr. Rector has served as a business consultant to, and held senior positions in, a variety of ventures. From July of 1995 until July 1996, Mr. Rector was principal of David Stephen Group, a business consulting firm. Mr. Rector was Chief Operating Officer of Headstrong Group, a manufacturer and distributor of recreational safety helmets, from July to November 1995. From January to June of 1995 Mr. Rector was General Manager of Bemiss-Jason, a distributor of paper products. From June 1992 to April 1994 he was President of Supercart International, a distributor of shopping carts. From April 1986 to June 1992 he was principal of Blue Moon, a distributor of garment buttons. From 1980 to 1985, Mr. Rector served as President of Sunset Designs, a designer of leisure time craft. From 1972 to 1980, Mr. Rector held various managerial sales and marketing positions with Crown Zellerbach Corporation, a multi-billion dollar manufacturer of paper and forest products.


     (b) Although not an employee of the Company, Pietro Bortolatti's participation in GBDR was significant to the Company's development efforts for the Coconut Grove restaurant it attempted to develop. Pietro Bortolatti has served as the President of GBDR since its inception. Mr. Bortolatti has over 30 years experience in the retail food industry. Mr. Bortolatti currently manages two other restaurants in Miami under the Bocca Di Rosa name, one of which is located across the street from GBDR's location. Neither the Company nor GBDR has an employment agreement with or any "key man" life insurance on Mr. Bortolatti.

     (c) Anthony Markofsky, Vice President and a Director of the Issuer, is the son of Ian Markofsky, the President and the sole shareholder of Viking Investment Group II, Inc., which is a principal shareholder of the Issuer. Ian Markofsky was instrumental in the founding of the Issuer and plays a significant role in promoting the Issuer to the investment community.

Item 6.  Executive Compensation.

     To date, there has been no compensation paid to any executive officer of the Company.

     The Company currently does not have any stock option or stock incentive plans.


Item 7.  Certain Relationships and Related Transactions.

     In March 1996, the Company issued an aggregate of 2,100,000 shares of common stock to its founders, Messrs. Rudy Roig, Anthony Markofsky, Viking Investment Group II, Inc., and Parenteau Corporation in connection with the organization and early development stage of the Company, as follows: Rudy Roig was issued 750,000 shares, Anthony Markofsky was issued 300,000 shares, Viking Investment Group II, Inc. was issued 525,000 shares and Parenteau Corporation was issued 525,000 shares. In consideration for said shares, the founders paid an aggregate of $3,710, consisting of $210 cash, $500 in organization expenses paid on behalf of the Company and $3,000 in office equipment as a capital contribution. In September 1996, the Company issued to Kaplan & Gottbetter, predecessor of Kaplan Gottbetter & Levenson, LLP, 50,000 shares of its common stock in consideration for legal services valued at $10,000 or $.20 per share.

     In July 1996, Rudy Roig was removed as an officer and director of the Company for breach of his fiduciary duties to the Company. In connection therewith, pursuant to an escrow agreement dated July 9, 1996 between the Company and Mr. Roig, Mr. Roig's shareholdings in the Company were returned to the Company for cancellation in September 1996.

     On September 26, 1997, the Company acquired all of the issued and outstanding capital stock of GBDR consisting of 500 shares, in exchange for 562,500 shares of the common stock, $.0001 par value of the Company (the "Acquisition"). As a result of the Acquisition, GBDR, became the wholly-owned subsidiary of the Company. Prior to the Acquisition, GBDR was a wholly owned subsidiary of Giuditta Investments, Inc., a corporation organized under the laws of Florida.

Item 8.  Legal Proceedings.

     The Issuer is not party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.


      The Issuer's Common Stock is listed on the National Association of Securities Dealers, Inc. Electronic Bulletin Board under the trading symbol of "CONT". The Common Stock became listed on October 8, 1998, and to date there has been no established bid price for the Common Stock. Prior to that time, there has been no trading in the Issuer's Common Stock. Accordingly, there has been no high and low bid prices for the Issuer's Common Stock for each quarter within the last three fiscal years.

Item 10. Recent Sales of Unregistered Securities.


     In March 1996, the Company issued an aggregate of 2,100,000 shares to its founders, Messrs. Rudy Roig, Anthony Markofsky, Viking Investment Group II, Inc., and Parenteau Corporation in connection with the organization and early development stage of the Company, as follows: Rudy Roig was issued 750,000 shares, Anthony Markofsky was issued 300,000 shares, Viking Investment Group II, Inc. was issued 525,000 shares and Parenteau Corporation was issued 525,000 shares. In consideration for said shares, the founders paid an aggregate of $3,710, consisting of $210 cash, $500 in organization expenses paid on behalf of the Company and $3,000 in office equipment as a capital contribution. In September 1996, the Company issued to Kaplan & Gottbetter, predecessor of Kaplan Gottbetter & Levenson, LLP, 50,000 shares of the common stock in consideration for legal services valued at $10,000 or $.20 per share.

     In July 1996, Rudy Roig was removed as an officer and director of the Company for breach of his fiduciary duties to the Company. In connection therewith, pursuant to an escrow agreement dated July 9, 1996 between the Company and Mr. Roig, Mr. Roig's shareholdings in the Company were returned to the Company for cancellation in September 1996.


     On September 26, 1997, the Company entered into an acquisition agreement, whereby the Company acquired 500 shares of GBDR, being all of the issued and outstanding shares of GBDR, in exchange for 562,500 shares of the common stock, $.0001 par value of the Company (the "Acquisition"). The Company became the parent company of a wholly-owned subsidiary: Gastronnomia Bocca Di Rosa, Inc., a Florida corporation formed on June 12, 1997 ("GBDR"). Prior to the Acquisition, GBDR was a wholly owned subsidiary of Giuditta Investments, Inc., a corporation organized under the laws of Florida. Each of the foregoing sales of stock by the Company were transactions "not involving a public offering" and therefore were exempted transactions under section 4(2) of the Securities Act of 1933, as amended. All securities purchasers received legended, restricted stock and are sophisticated investors. All such transactions were arms-length transactions where such purchasers were given the opportunity to conduct all the due diligence they deemed necessary before injecting their capital. This included opportunity to examine documents, meet with other business principals, and the opportunity to ask any questions they deemed advisable. None of these transactions involved any advertising, general solicitations of interest, or dissemination of information outside of the circle of these individuals.


     In October 1996, the Company sold 850,000 shares of its common stock, at a price of $0.3529411 per share, aggregating $300,000, pursuant to Rule 504 of Regulation D promulgated under the Act.

     In July 1998, the Company, sold 54,006 shares of its common stock, at a price of $0.35 per share, aggregating $18,902, pursuant to Rule 504 of Regulation D promulgated under the Act.


Item 11.  Description of Securities.

     Common Stock


     The only security of the Issuer outstanding is its Common Stock, par value $.0001 per share. The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.0001 per share, of which (i) 2,866,506 shares are outstanding on the date hereof and (ii) 2,304,006 will be outstanding after the consummation of the Stock Purchase Agreement. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

Preferred Stock

     Under the Company's Certificate of Incorporation, as amended (the "Certificate"), the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to five million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board of Directors shall determine.

Item 12.  Indemnification of Directors and Officers.

     The Issuer's Certificate and By-laws contain provisions eliminating the personal liability of a director to the Issuer and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The Securities and Exchange Commission (the "Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

Item 13.  Financial Statements.


     Registrant's Consolidated Financial Statements as of December 31, 1998, for the years ended December 31, 1997 and December 31, 1998, and for the period from March 7, 1996 (inception) to March 31, 1998, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect to certain of those financial statements, appear on pages F-1 to F-11 of this Form 10-SB.


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     None.


Item 15.  Financial Statements and Exhibits.

     (a) Registrant's Consolidated Financial Statements as of December 31, 1998, for the years ended December 31, 1997 and December 31, 1998, and for the period from March 7, 1996 (inception) to March 31, 1998, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect to certain of those certain financial statements, appear on pages F-1 to F-13 of this Form 10-SB.

     (b) Exhibits


     Exhibit No.              Description
     -----------              -----------

      2.1 Acquisition Agreement and Plan of Reorganization dated as of dated September 26, 1997 by and between Contessa Corporation and Gastronnomia Bocca Di Rosa, Inc. (Previously filed)


      3.1 Certificate of Incorporation, as amended of Registrant (Previously filed)

      3.2                     By-laws of Registrant (Previously filed)

     10.1 Lease Agreement dated July 1, 1997 by and among Carolyn Meredith and Gastronnomia Bocca Di Rosa, Inc. (Previously filed)

     21                       List of Subsidiaries of the Registrant

     27                       Financial Data Schedule

                                   SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CONTESSA CORPORATION



Date: July 2, 1999                        By: /s/ Thomas Knudson
                                              -------------------------
                                              Thomas Knudson
                                              President and Treasurer


Date: July 2, 1999                        By: /s/ Anthony Markofsky
                                              ------------------------
                                              Anthony Markofsky
                                              Vice President and Secretary

                               THOMAS P. MONAHAN
                          CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775

To The Board of Directors and Shareholders of Contessa Corporation ( a development stage company)

     I have audited the accompanying consolidated balance sheet of Contessa Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the years ending December 31, 1997 and 1998. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Contessa Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the years ending December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Contessa Corporation ( a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Contessa Corporation (a development stage company) to continue as a going concern.


                                /S/ Thomas P. Monahan
                                -------------------------------
                                Thomas P. Monahan, CPA

March 31, 1999
Paterson, New Jersey

                             CONTESSA CORPORATION
                         (a development stage company)
                                 BALANCE SHEET

                                                                       March 31,
                                                  December 31,           1999
                                                      1998             Unaudited
                                                  ------------         ---------
                Assets

Current assets

 Cash and cash equivalents                            $4,318             $4,290
                                                      ------             ------
 Total current assets                                  4,318              4,290

Capital assets                                       132,148            132,148

Other assets

 Excess of purchase paid over book values            196,644            196,644

 Security deposits                                    10,533             10,533
                                                     -------            -------
 Total other assets                                  207,177            207,177
                                                    --------           --------

Total assets                                        $343,643           $343,615
                                                    ========           ========


        Liability and Stockholders' Equity

Current liabilities

 Accounts payable and accrued expenses              $127,432           $152,044
                                                    --------           --------
 Total liabilities                                   127,432            152,044


Stockholders equity

Common stock-$.0001 par value, authorized
5,000,000 shares. The number of shares
outstanding at December 31, 1998 and
March 31, 1999 was 2,866,506 and 2,866,506
respectively                                             287                287

 Additional paid in capital                          507,450            507,450

 Accumulated deficit during development stage       (291,526)          (316,166)
                                                    --------           --------
Total stockholders equity                            216,211            191,571
                                                     -------            -------
Total liabilities and stockholders equity           $343,643           $343,615
                                                    ========           ========


                See accompanying notes to financial statements.

                             CONTESSA CORPORATION
                         (a development stage company)
                     CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                                         For the period
                                                                       For the three    For the three    from inception
                                        For the year   For the year     months ended     months ended    March 7, 1996 to
                                           ended           ended          March 31,        March 31,        March 31,
                                        December 31,    December 31,        1998             1999             1999
                                           1997            1998          Unaudited         Unaudited        Unaudited
                                           ----            ----          ---------         ---------        ---------
Income                                       $-0-            $-0-            $-0-              $-0-            $-0-

Costs of goods sold                           -0-             -0-             -0-               -0-             -0-
                                             ----            ----            ----              ----            ----

Gross profit                                  -0-             -0-             -0-               -0-             -0-

Operations:
 General and                               21,298         114,866          24,300            24,640         316,166
  administration
 Depreciation and                             -0-             -0-             -0-               -0-             -0-
  amortization                             ------         -------          ------            ------         -------
Total expense                              21,298         114,866          24,300            24,640         316,166

Net Profit (Loss)
 from operations                         $(21,298)      $(114,866)        $(24,300)        $(24,640)      $(316,166)
                                        =========       =========         ========         ========       =========
Net income per
 share-basic                                $(.01)          $(.04)           $(.01)           $(.01)          $(.11)
                                        =========       =========        =========         ========       =========
Total number of
 shares outstanding                     2,812,000       2,866,566        2,812,000        2,866,506       2,866,506
                                        =========       =========        =========        =========       =========

                See accompanying notes to financial statements.

                             CONTESSA CORPORATION
                         (a development stage company)
                     CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                               For the three    For the three     For the period
                                                For the year   For the year     months ended     months ended     from inception
                                                   ended           ended          March 31,        March 31,        March 31,
                                                December 31,    December 31,        1998             1999             1999
                                                   1997            1998          Unaudited         Unaudited        Unaudited
                                                ------------   -------------   --------------   ------------     ---------------
Cash Flows from Operating Activities
 Net profit (loss)                               $(21,298)      $(114,866)      $(24,300)         $(24,640)        $(316,166)
 Depreciation and amortization                          0               0              0                 0                 0
 Non-cash transactions                             10,000
 Officer loans                                     21,592         103,546         45,355            24,612           152,044

Total Cash Flows from Operations                      294         (11,320)        21,055               (28)         (154,122)

Cash Flows from Financing Activities
 Sale of stock                                     18,902          18,902        301,093

Total Cash Flows from Financing Activities         18,902          18,902        301,093

Cash Flows from Investing Activities
 Capital assets                                  (102,214)        (29,878)       (45,000)         (132,148)
 Loan receivable                                  133,779           5,500
 Security deposit                                 (3,511)          (7,022)       (10,533)

Total Cash Flows from Investing Activities        28,054          (31,400)       (45,000)          (142,681)

Net Increase (Decrease) in Cash                   28,348          (23,818)         (5,043)              (28)            4,290

Cash Balance Beginning of Period                    (212)          28,136          28,136              4,318              -0-

Cash Balance End of Period                         28,136           4,318          23,093              4,290            4,290





                See accompanying notes to financial statements

                                 CONTESSA CORPORATION
                            (a development stage company)
                     CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                                           Additional       Deficit
                                       Preferred      Preferred      Common      Common      paid in    accumulated during
 Date                                    Stock          Stock         Stock       Stock      capital     development stage    Total
 ----                                    -----          -----         -----       -----      -------     -----------------    -----

Initial issuance of shares                                           2,100,000     $210                                       $210

Issuance of shares for legal services                                   50,000        5       9,995                          10,000

Cancellation of shares                                                (750,000)     (75)                                        (75)

Sale of shares                                                         850,000       85     299,915                         300,000

Net loss                                                                                                     (155,362)     (155,362)
                                                         ------      ---------      ----   --------          --------      --------
Balance  12-31-1996                                                  2,250,000       225    291,910          (155,362)      136,773


Issuance of shares of acquisition                                      562,000        56    196,644                         196,700

12-31-1997                               Net loss                                                             (21,298)      (21,298)
                                         --------        ------      ---------      ----   --------          --------      --------
12-31-1997                                                           2,812,000      $281   $488,554          (176,660)     $312,175


Sale of shares                                                          54,006         6     18,896                          18,902

Net loss                                                                                                     (114,866)     (114,866)
                                                         ------      ---------      ----   --------          --------      --------
Balance  12-31-1998                                                  2,866,506      $287   $507,450          $291,526      $216,211

Unaudited

Net loss                                                                                                      (24,640)      (24,640)
                                                         ------       ---------      ----   --------         ---------      --------
Balances 3-31-1999                                                    2,866,506     $287   $507,450         $(316,166)     $191,571
                                                                      =========     ====   ========         =========      ========

                See accompanying notes to financial statements.

                             CONTESSA CORPORATION
                         (a development stage company)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


        Note 1. Organization of Company and Issuance of Common Stock
                ----------------------------------------------------
        a. Creation of the Company

        Contessa Corporation (the "Company") was first formed under the laws of Delaware on March 7, 1996 under the name United Health Management, Inc. with an initial capitalization of 20,000,000 shares of common stock, $.0001 par value each and 1,000,000 shares of blank check preferred stock, .001 par value each. On March 26, 1996, the Company amended its certificate of incorporation to change its name to United Health Partners, Inc. On September 17, 1997, the Company amended its certificate to change its name to Contessa Corporation and increase the authorized number of shares of preferred shares to 5,000,000, $.001 par value each.

        b. Description of the Company

        Contessa Corporation was formed under the name United Health Management, Inc. to operate as a managed health care provider. On September 16, 1997, the board of directors of the Company changed the business of the Company to Contessa Corporation. On September 26, 1997, the Company entered into an acquisition agreement, whereby the Company acquired all of the issued and outstanding shares of Gastronnomia Bocca Di Rosa, Inc., a Florida corporation formed on June 12, 1997 ("GBDR") in exchange for 562,500 shares of the common stock. The Company became the parent company of GBDR, a wholly-owned subsidiary. Prior to the Acquisition, GBDR was a wholly owned subsidiary of Giuditta Investments, Inc., a corporation organized under the laws of Florida.

        The Company and GBDR have not begun significant operations, but GBDR had obtained the space for the Italian delicatessen/cafe (the "Cafe") that it planned to open and operate.

        c. Issuance of Capital Stock

        In March, 1996, the Company sold 2,100,000 shares of common stock for an aggregate consideration of $210 and issued shares as follows: 750,000 shares to Rudy Roig, 300,000 shares to Anthony Markofsky, 525,000 shares to Viking Investment Group II, Inc. and 525,000 shares to Parenteau Corp.

        On September 16, 1996, pursuant to an escrow agreement between the Company and Rudy Roig, Mr. Roig returned his shares to the Company for cancellation.

        In April, 1996, the Company issued 50,000 shares of common stock in consideration for legal services valued at $10,000 or $0.20 per share pursuant to Rule 701 of the Securities Act of 1933, as amended.

        In October, 1996, the Company sold 850,000 shares of common stock for an aggregate consideration of $300,000 or $0.3529411 per share pursuant to Rule 504 of Regulation D, under the Securities Act of 1933, as amended.

        On September 30, 1997, the Company issued 562,000 shares of common stock for the acquisition of GBDR. valued at $196,700 or $0.35 per share.

        Pursuant to a private placement under Rule 504 of the Securities Act of 1933, as amended, (Rule 504), the Company offered in June, 1998, 100,000 shares of common stock at $0.35 per share. As of June 30,

                             CONTESSA CORPORATION
                         (a development stage company)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


1998, the Company had sold 54,006 shares common stock for an aggregate consideration of $18,902.

        Note 2-Summary of Significant Accounting Policies
               ------------------------------------------

        a. Basis of Financial Statement Presentation

        The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $316,166 for the period from inception March 7, 1996 to March 31, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company plans to engage in such ongoing financing efforts on a continuing basis.

        The financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1998 and March 31, 1999 and the related consolidated statements of operations, stockholders equity and cash flows for the year ended December 31, 1997 and 1998 and the related unaudited consolidated statements of operations, stockholders equity and cash flows for the three months ended March 31, 1998 and 1999 and for the period from inception, March 7, 1996, to March 31, 1999.

        b. Cash and cash equivalents

        The Company treats temporary investments with a maturity of less than three months as cash.

        c. Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against income and betterment's are capitalized.

        d. Earnings per share

        In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("Statement No. 128"). Statement No. 128 applies to entities with publicly held common stock or potential common stock and is effective for financial statements issued for periods ending after December 15, 1997. Statement No. 128 replaces APB Opinion 15, Earnings per Share ("EPS"). Statement No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net

                             CONTESSA CORPORATION
                         (a development stage company)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


income by the total number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could dilute the shares in computing the earnings of the Company such as common stock which may be issuable upon exercise of outstanding common stock options or the conversion of debt into common stock.

        Pursuant to the requirements of the Securities and Exchange Commission, the calculation of the shares used in computing basic and diluted EPS include the shares of common stock issued for the acquisition of GBDR.

        Shares used in calculating basic and diluted net income per share were as follows:

                                                                                       Three months            Three months
                                               Year ended             Year ended           ended                   ended
                                               December 31,           December 31,       March 31,               March 31,
                                                  1997                    1998             1998                    1999
                                                ----------            ------------     -----------             ------------
 Total number common
    shares outstanding                          2,812,000               2,866,506       2,866,506               2,866,506
                                                ---------               ---------       ---------               ---------
Shares used in calculating
 per share amounts - Diluted                    2,812,000               2,866,506       2,866,506               2,866,506
                                                =========               =========       =========               =========

        e. Revenue recognition

        Revenue is recognized when products are shipped or services are rendered.

        f. Selling and Marketing Costs

        Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost is incurred.

        g. Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        h. Unaudited financial information

        In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of March 31, 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations. The results of operations for the periods presented are not necessarily indicative of

                             CONTESSA CORPORATION
                         (a development stage company)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


the results to be expected for the full year.

        i. Significant Concentration of Credit Risk

        At December 31, 1997 and March 31, 1999, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

        j. Asset Impairment

        The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect of such adoption on the Company's financial position or results of operations.

        k. The Company has adopted the provisions of SOP 98-5 requiring that certain expnses classified as pre-opening expenses accumulated in connection with the activities of the restaurant prior to its opening be charged as incurred, As of March 31, 1999, the Company has charged $109,363 to operations.

        Note 3 - Capital Assets
                 --------------

        Capital Assets consisted of the following at December 31, 1997:

                                                                     Asset        Accumulated       Total
                                                                      Cost        Depreciation
Store equipment                                                      $102,270                      $102,270
                                                                     --------                      --------

        Capital Assets consisted of the following at March 31, 1999:

                                                                     Asset        Accumulated        Total
                                                                      Cost        Depreciation
Store equipment                                                     $132,148                      $132,148
                                                                    --------                      --------

        Note 4 - Preferred Stock
                 ---------------

        The Board of Directors of the Company has the authority to establish and designate any shares of stock in series or classes and to fix any variations in the designations, relative rights, preferences and limitations between

                             CONTESSA CORPORATION
                         (a development stage company)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


series as it deems appropriate, by a majority vote.

        The preferred stock may be issued in series, each of which may vary, as determined by the board of directors, as to the designation and number of shares in such series, voting power of the holders thereof, dividend rate, redemption terms and prices, voluntary and involuntary liquidation preferences, and conversion rights and sinking fund requirements, if any, of such series.

        The number of shares of preferred stock outstanding at December 31, 1998 and March 31, 1999 is -0- and -0- respectively.

        Note 5 - Related Party transactions
                 --------------------------

        a. Issuance of Shares of Capital Stock

        In March, 1996, the Company sold 2,100,000 shares of common stock for an aggregate consideration of $210 and issued shares as follows: 750,000 shares to Rudy Roig, 300,000 shares to Anthony Markofsky, 525,000 shares to Viking Investment Group II, Inc. and 525,000 shares to Parenteau Corp.

        On September 16, 1996, Rudy Riog returned his shares to the Company for cancellation.

        On September 30, 1997, the Company issued 562,000 shares of common stock for the acquisition of GBDR. valued at $196,700 or $0.35 per share.

        b. Loan Payable - Officer

        As of December 31, 1996, the Viking Investment Group II, Inc. paid bills on behalf of the Company aggregating $2,294.

        c. Officer Compensation

        For the period from inception March 7, 1996 to December 31, 1998 and for the three months ended March 31, 1999, the Company has not paid any officer in excess of $100,000.

       Note 6 - Income Taxes
                ------------

        The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of March 31, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

        At March 31, 1999, the Company has net operating loss carry forwards for income tax purposes of $316,166. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

                             CONTESSA CORPORATION
                         (a development stage company)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


        The components of the net deferred tax asset as of March 31, 1999 are as follows:

        Deferred tax asset:
        Net operating loss carry forward                        $ 107,496
        Valuation allowance                                     $(107,496)
                                                                ---------
        Net deferred tax asset                                  $     -0-
                                                                =========

        The Company recognized no income tax benefit for the loss generated in the period from inception March 7, 1996 to March 31, 1999.

        SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

        Note 7 - Business and Credit Concentrations
                 ----------------------------------

        The amount reported in the financial statements for cash, trade accounts receivable and investments approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

        Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

        Note 8 - Commitments and Contingencies
                 -----------------------------

        a. Lease agreement for Restaurant Space

        On July 1, 1997, GBDR leased 1,812 square feet of space to used for the restaurant. The lease is for 10 years with the option to extend the lease for additional 10 years upon written notice 18 months prior to the termination date of the lease. Rent for the first 3 years is $3,511 per month or $42,136 per year plus GBDR's allocated share of real estate taxes and insurance. For the year ending December 31, 1998 and for the three months ended March 31, 1999, this amounts to an additional $598 per month added to the monthly rent. The rent payable for years 4 through 20 is incremented by a cost of living increase. GBDR has paid a security deposits aggregating of $10,533.

        Note 9 - Development Stage Company
                 -------------------------

        The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete the construction of the restaurant and complete its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in profitable business activity. Since its organization, the Company's activities have been limited to the acquisition of the restaurant location, construction, hiring personnel, and the preparation of documentation and the sale of private placement offerings.